Exhibit 99.1

PRESS RELEASE

Addex Therapeutics Appoints Prominent Neuroscience Drug Developer Darryle D. Schoepp PhD as Chairman of its Scientific Advisory Board

Geneva, Switzerland, March 3, 2020 - Addex Therapeutics Ltd (Nasdaq & SIX: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today the appointment of one of the world’s leading and most successful neuroscience drug research and developers, Darryle D. Schoepp PhD, as Chairman of its newly formed scientific advisory board (SAB). Dr. Schoepp has over thirty years experience in the field, including 20 years at Eli Lilly as a scientist and leader of the neuroscience research department, and 11 years at Merck as the neuroscience research therapeutic area leader. During his career, Dr. Schoepp has been involved in the discovery of over 20 novel first in class agents for psychiatric and neurological diseases.

“Darryle has been pioneering novel approaches in neuroscience drug discovery and development for over three decades. His contribution to the neurology field is second to none and we are honored to have him join our team to help steer Addex’s scientific strategy,” said Tim Dyer, CEO of Addex. “Building an SAB is a key next step for Addex as we advance our in-house discovery preclinical portfolio of drug candidates and maintain our leadership position in allosteric modulator drug discovery.”

“I have followed the progress Addex has made in the field of allosteric modulation since inception and have been impressed by the discoveries they have made”, said Dr. Schoepp. “I am delighted to join the team and very much look forward to bring my experience to help Addex advance its exciting portfolio and discovery platform.”

Dr. Schoepp has published over 200 peer reviewed papers and is an inventor of 15 U.S. patents. His research has resulted in major contributions to the role of excitatory amino acid neurotransmitter glutamate in disease pathophysiology, pharmacology and therapeutics. Dr. Schoepp has been involved in the discovery of the first AMPA/kainate and metabotropic receptor negative and positive modulators for migraine, pain, cognition, anxiety disorders and schizophrenia. While at Lilly, he was a co-discoverer of the compound alivimopan (Entereg), a first in class peripherally restricted opioid antagonist for post-operative ileus.

At Merck, Dr. Schoepp and his team built a pipeline of innovative first in class agents for Alzheimer’s disease, Parkinson’s disease, pain/migraine, and schizophrenia, including the first in class orexin receptor antagonist Suvorexant (Belsomra) for insomnia and the first in class oral CGRP antagonist ubrogepant (Ubrelvy) for migraine treatment. Dr. Schoepp earned his PhD in toxicology and pharmacology from the University of West Virginia.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel, orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional “orthosteric” small molecule or biological drugs. Addex’s allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex’s lead drug candidate, dipraglurant (an mGlu5 negative allosteric modulator or NAM), is scheduled to enter a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) in Q1 20. In parallel, dipraglurant’s therapeutic use in dystonia is being investigated in preclinical models. Addex’s second clinical program, ADX71149 (an mGlu2 positive allosteric modulator or PAM), is being developed in collaboration with Janssen Pharmaceuticals, Inc for the treatment of epilepsy. In addition, Addex’s GABAB PAM program has been licensed to Indivior PLC for the treatment of addiction. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders.

Press Contacts:

Tim Dyer	Mike Sinclair
Chief Executive Officer	Partner, Halsin Partners
Telephone: +41 22 884 15 55	+44 (0)20 7318 2955
Email: PR@addextherapeutics.com	msinclair@halsin.com

Forward Looking Statements

Certain statements made in this announcement are forward-looking statements including with respect to the creation of a trading market for ADSs representing the Company’s shares in the United States. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry; its beliefs; and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions securityholders and prospective securityholders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.